UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2007

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On January 31, 2007, Vodacom Group (Proprietary Limited) ("Vodacom") (unlisted), in which Telkom has a 50% holding, issued a media statement announcing that Vodacom’s management has been tasked to submit proposals to the Vodacom Board for equity participation by suitable BEE entities. A copy of the media statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 12, 2007, Telkom SA Limited (“Telkom”) issued an announcement confirming that it is in discussions with African Lakes Corporation about the potential acquisition of its subsidiary, Africa Online. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 14, 2007 Telkom announced the sale of a 30% stake in Swiftnet to empowerment investors. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On February 21, 2007 Telkom announced that its application for leave to appeal part of the judgment by the Supreme Court of Appeal in November 2006 in relation to the Telcordia litigation has been dismissed by the Constitutional Court. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On February 23, 2007 Telkom announced that it has acquired the business of Africa Online from African Lakes Corporation for a total cost of £10,32m. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1

Media statement, dated January 31, 2007, issued by Vodacom Group (Proprietary Limited) ("Vodacom") (unlisted), announcing that Vodacom’s management has been tasked to submit proposals to the Vodacom Board for equity participation by suitable BEE entities.

99.2

Announcement, dated February 12, 2007, issued by Telkom SA Limited (“Telkom”), confirming that it is in discussions with African Lakes Corporation about the potential acquisition of its subsidiary, Africa Online.

99.3	Announcement, dated February 14, 2007, issued by Telkom regarding the sale of a 30% stake in Swiftnet to empowerment investors.

99.4

Announcement, dated February 21, 2007, issued by Telkom announcing that its application for leave to appeal part of the judgment by the Supreme Court of Appeal in November 2006 in relation to the Telcordia litigation has been dismissed by the Constitutional Court.

99.5	Announcement, dated February 23, 2007 issued by Telkom announcing that it has acquired the business of Africa Online from African Lakes Corporation for a total cost of £10,32m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Kaushik Patel
Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	March 9, 2007